UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 1-9894

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 15 pages
Exhibit Index is on page 14

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020

AND FOR THE YEAR ENDED DECEMBER 31, 2021,

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2021, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Alliant Energy Corporation 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Alliant Energy Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 16, 2022

We have served as the auditor of the Plan since 2002.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2021	December 31, 2020
Investments at fair value (Refer to Note 6)	$1,401,823,274	$1,281,305,039
Fully benefit-responsive investment contracts at contract value (Refer to Note 2)	101,575,591	95,520,472
Notes receivable from participants	9,160,962	9,418,403
Employer contribution receivable	773,590	680,605
Net assets available for benefits	$1,513,333,417	$1,386,924,519

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,
2021
Net assets available for benefits - beginning of year	$1,386,924,519
Contributions:
Cash contributions from employees	41,247,455
Cash contributions from employer	26,252,371
Rollovers from other qualified plans	1,647,981
Total contributions	69,147,807
Investment income:
Interest and dividends	32,318,738
Net appreciation in fair value of investments	162,200,561
Net investment income	194,519,299

Interest income on notes receivable from participants	463,690
Distributions to participants	(137,721,898)
Net increase	126,408,898
Net assets available for benefits - end of year	$1,513,333,417

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020 AND
FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1. DESCRIPTION OF THE PLAN
The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Alliant Energy Corporation Benefit Plans Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which they have earned at least 1,000 paid hours. An initial automatic 8% pre-tax employee contribution rate has been applied to newly hired employees, unless the employee made a contrary election within 30 days of their hire date. The Plan also applies an automatic deferral increase for non-bargaining and certain bargaining unit employees contributing less than a 10% employee contribution rate. The employees’ contribution rate will automatically increase by 1% each year until they reach a 10% employee contribution rate. Employees have the option of opting out of the automatic deferral increase.

Effective October 1, 2020, two plans sponsored by subsidiaries of Alliant Energy Corporation, the AET BTS 401(k) Plan and the AET-Hybrid 401(k) Plan, were merged with and into the Plan, resulting in $1,557,814 being transferred into the Plan.

An Employee Stock Ownership Plan is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a contribution into each active employee’s 401(k) account each pay period based on a percentage of their eligible compensation (non-elective Company cash contribution) as follows:

Age Plus Years of Service	Company Contribution
Less than or equal to 49	4%
50 - 69	5%
70+	6%

Company matching contributions and the non-elective Company cash contributions are invested at each participant’s discretion. Participants may subsequently re-designate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. The Plan allows participants to transfer vested balances to an in-plan Roth conversion account within the Plan, subject to the limits and terms set forth in the Plan.

An “additional” Company contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year.

There are certain exceptions to the Company matching contributions and non-elective Company cash contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the non-elective Company cash contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation. There are also exceptions for certain bargaining unit employees who are eligible for a Company matching contribution of $0.50 for each $1 contributed by the participant up to the first 10% of each respective participant’s eligible compensation.

Employee contribution limits for 2021 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit (a)	$19,500
(a)Participants who were at least age 50 by December 31, 2021 were eligible to make additional catch-up contributions of up to $6,500 in 2021. These additional catch-up contributions were not eligible for any Company match.

Participants are immediately vested in their respective employee and employer contributions, except for the non-elective Company cash contribution which is subject to a three-year cliff vesting schedule for all new hires. At December 31, 2021 and 2020, forfeited nonvested accounts totaled $317,429 and $211,145, respectively. These accounts will be used to reduce future employer contributions. In 2021, employer contributions were reduced by $312,275 from forfeited nonvested accounts.

Contributions under the Plan are held and invested, until distribution, in a trust fund maintained by Great-West Trust Company, LLC (the Trustee). Individual accounts are maintained by Great-West Financial Retirement Plan Services, LLC (the Recordkeeper, or Empower Retirement, LLC) for each participant. The Self-Managed Brokerage Accounts service provider is Charles Schwab & Co. Each participant’s account is credited with the participant’s contributions, Company contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participant rollovers are allowed into the Plan from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 4.25% to 9.25% at both December 31, 2021 and 2020. Principal and interest are repaid bi-weekly through employee payroll deductions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NOTE 2(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

NOTE 2(b) Accounting for Fully Benefit-Responsive Contracts - In accordance with Financial Accounting Standards Board (FASB) authoritative guidance, which defines reporting of fully benefit-responsive contracts held by defined-contribution pension plans, the statements of net assets available for benefits present investments at fair value except for fully benefit-responsive contracts, which are reported at contract value. Contract value is the relevant measure for the fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events, such as a Plan termination or merger, initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Committee believes the likelihood of events occurring that may limit the ability of the Plan to transact at contract value is not probable.

All guaranteed investment contracts held by the Plan are fully benefit-responsive contracts and at December 31, 2021 and 2020 all were synthetic. The contract value of all synthetic guaranteed investment contract investments was $101,575,591 and $95,520,472 at December 31, 2021 and 2020, respectively. The synthetic guaranteed investment contracts are comprised of investments in common collective trusts owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The guaranteed investment contract wrappers provide protection when the market value of the underlying assets is less than the contract value.

NOTE 2(c) Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Plan investments are carried at fair value as determined by quoted market prices or the net asset value (NAV) of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

NOTE 2(d) Net Appreciation/Depreciation in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as “Net appreciation (depreciation) in fair value of investments.”

NOTE 2(e) Notes Receivable from Participants - Participant loans are carried at their unpaid principal balance, plus any accrued but unpaid interest.

NOTE 2(f) Distribution of Benefits - Benefit distributions to participants are recorded when paid.

NOTE 2(g) Expenses - All expenses paid through the Plan are recorded with investment earnings (losses) in the accompanying statement of changes in net assets available for benefits. Recordkeeping fees are reported separately from investment earnings on individual participant statements and are paid by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from Empower Retirement. Certain other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

NOTE 2(h) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 2(i) Risk and Uncertainties - The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option, which allows participants to invest in a wide range of mutual funds and exchange traded funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2021, there were significant concentrations of investments in the State Street S&P 500 Index Securities Lending Series Fund, American Funds EuroPacific Growth Fund, Winslow Large Cap Growth Fund and Northern Trust Collective Extended Equity Market Index Fund. As of December 31, 2020, there were significant concentrations of investments in the State Street Global Advisors S&P 500 Index Fund, American Funds EuroPacific Growth Fund, Winslow Large Cap Growth Fund and Northern Trust Collective Extended Equity Market Index Fund.

The outbreak of the novel corona virus (COVID-19) has become a global pandemic which impacts the financial markets and the global economy. COVID-19 is still on-going and the extent of the impact of COVID-19 on the Plan’s net assets available for benefits and changes in net assets available for benefits is uncertain. The related financial impact and duration cannot be reasonably estimated at this time.

NOTE 3. TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 22, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2018.

NOTE 4. PLAN TERMINATION PROVISIONS
Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

NOTE 5. WITHDRAWALS AND DISTRIBUTIONS
Withdrawals from participants’ account balances are allowed when participants who are actively employed reach age 59-1/2. Withdrawals are also allowed due to special “hardship” circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. Beneficiaries of deceased employees can remain in the Plan. If a withdrawing participant’s account balance is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established for the participant. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum, partial distribution or substantially equal monthly, quarterly, semiannual or annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at December 31, 2021 and 2020 were $0.

In 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the plan document. The Plan implemented the provisions of the CARES Act allowing temporary suspension of the required minimum distributions from the Plan for 2020 and the participant early withdrawal provisions from the Plan for 2020.

NOTE 6. FAIR VALUE MEASUREMENTS
Valuation Hierarchy and Techniques - Fair value measurement accounting establishes three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets and valuation techniques for each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of participant-directed brokerage accounts at December 31, 2021 and 2020 were limited to investments in registered investment companies.

Level 2 - Pricing inputs are quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active as of the reporting date. The Plan did not hold any Level 2 Plan assets at December 31, 2021 and 2020.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. The Plan did not hold any Level 3 Plan assets at December 31, 2021 and 2020.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements - Items subject to fair value measurements disclosure requirements at December 31, 2021 and 2020 were as follows:

	Fair Value Measurements	Level 1
Assets at December 31, 2021:
Registered investment companies:
International - developed markets	$197,270,130	$197,270,130
U.S. large cap value	132,218,214	132,218,214
Fixed income funds	85,819,181	85,819,181
International - emerging markets	27,127,112	27,127,112
Common stocks	135,268,390	135,268,390
Participant-directed brokerage accounts	13,726,357	13,726,357
Total assets in the fair value hierarchy	591,429,384	$591,429,384
Assets measured at NAV (a)	810,393,890
Total assets at fair value	$1,401,823,274

	Fair Value Measurements	Level 1
Assets at December 31, 2020:
Registered investment companies:
International - developed markets	$201,124,693	$201,124,693
U.S. large cap value	113,915,181	113,915,181
Fixed income funds	82,660,187	82,660,187
International - emerging markets	27,603,585	27,603,585
Common stocks	123,589,889	123,589,889
Participant-directed brokerage accounts	9,696,723	9,696,723
Total assets in the fair value hierarchy	558,590,258	$558,590,258
Assets measured at NAV (a)	722,714,781
Total assets at fair value	$1,281,305,039

(a)In accordance with FASB authoritative guidance, certain investments that are measured at fair value using the NAV practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits. These Plan assets include investments in common/collective trusts, which are valued at the NAV of shares held by the Plan which is based on the fair market value of the underlying investments in the common/collective trusts. The common/collective trusts underlying assets primarily consist of traded securities that have a variety of investment strategies including domestic and international equity and fixed income funds. There are no participant redemption restrictions for these investments and no redemption notice period applicable to the Plan.

NOTE 7. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of the Company. As of December 31, 2021 and 2020, the Plan held 2,200,559 and 2,398,407 shares of Alliant Energy Corporation common stock with a cost basis of $62,938,517 and $64,460,726, and fair value of $135,268,390 and $123,589,889, respectively. In 2021 and 2020, the Plan recorded dividend income of $3,700,671 and $3,770,284, respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

Certain of the investment options offered under the Self-Managed Brokerage Accounts are funds managed by Charles Schwab & Co., the service provider of the Self-Managed Brokerage Accounts and therefore, these transactions qualify as exempt party-in-interest transactions. Notes receivable from participants transactions also qualify as exempt party-in-interest transactions.

In addition, JPMorgan Chase Bank, N.A. serves as custodian for the underlying assets of the guaranteed investment contracts held by the Plan. The underlying assets are funds managed by JPMorgan Chase Bank, N.A. and therefore, these transactions qualify as exempt party-in-interest transactions.

NOTE 8. RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements report fully benefit-responsive investment contracts at contract value; however, the contracts are recorded at fair value in the Plan’s Form 5500. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Plan:

	2021	2020
Net assets available for benefits per financial statements	$1,513,333,417	$1,386,924,519
Adjustments:
Contract value to fair value for fully benefit-responsive investment contracts	978,305	3,465,285
Deemed distributions of participant loans	(1,243,545)	(1,091,994)
Amounts reported per Form 5500	$1,513,068,177	$1,389,297,810

The following table reconciles the net increase in net assets available for benefits per the financial statements to the Form 5500 as filed by the Plan for 2021:

Net Increase
Amounts reported per financial statements	$126,408,898
Adjustments:
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,486,980)
Changes in deemed distributions of participant loans	(151,551)
Amounts reported per Form 5500	$123,770,367

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of issue, borrower,	Description of investment including maturity date,
lessor, or similar party	rate of interest, collateral, par or maturity value	Cost (a)	Current Value
Registered Investment Companies	American Funds EuroPacific Growth Fund, 3,047,584 class R6 shares		$197,270,130
	Dodge & Cox Stock Fund, 539,094 shares		132,218,214
	PIMCO Total Return Fund, 7,848,545 class I shares		80,604,558
	Aberdeen Emerging Markets Fund, 1,573,498 Institutional shares		27,127,112
	Vanguard Short-Term Inflation-Protected Securities Index Fund, 202,588 Admiral shares		5,214,623
Common/Collective Trusts	State Street S&P 500 Index Securities Lending Series Fund, 15,258,662 class II shares		305,508,928
	Winslow Large Cap Growth Fund, 1,729,306 class I shares		196,120,567
	Northern Trust Collective Extended Equity Market Index Fund - Lending, 144,391 shares		174,165,200
	State Street U.S. Bond Index Securities Lending Series Fund, 11,482,898 class XIV shares		132,880,095
	JPMorgan Intermediate Bond Fund (b), 4,308,409 shares		76,431,186
	JPMorgan Intermediate Income Bond Fund (b), 2,265,630 shares		26,122,710
	JPMorgan Liquidity Fund (b), 1,719,100 shares		1,719,100
Corporate Stocks: Common	Alliant Energy Corporation common stock (b), 2,200,559 shares		135,268,390
Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts (b)		13,726,357
Participant Promissory Notes (b)	Maximum allowable loans per participant - $50,000
	Various interest rates - 4.25% to 9.25%
	Primarily maturing within 5 years		9,160,962
			$1,513,538,132
(a)Cost value is not required to be disclosed for participant-directed investments.
(b)Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June 2022.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

/s/ L. Diane Cooke
L. Diane Cooke

The foregoing person is the Vice President
Human Resources of Alliant Energy Corporation and
Alliant Energy Corporate Services, Inc., and the
chair of the Alliant Energy Corporation
Benefit Plans Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2021

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23	Consent of Independent Registered Public Accounting Firm	15